Exhibit 99.(c)(i)

October 3, 2007

Special Committee of the Board of Directors

MagStar Technologies, Inc.

410 11th Avenue South

Minneapolis, MN 55343

Members of the Special Committee:

We understand that MagStar Technologies, Inc. (“MagStar”) is considering a 1-for-2,000 reverse stock split (the “Reverse Split’) whereby each holder of common stock owning less than one whole share (“Cashed-Out Holders”) following the Reverse Split, will receive cash in the amount of $0.425 (the “Consideration”) (together with the Reverse Split, the “Transaction”).

You have requested our opinion as to the fairness, from a financial point of view, to the Cashed-Out Holders of the Consideration to be received by the Cashed-Out Holders in the Reverse Split.  We have not been requested to opine as to, and our opinion does not in any manner address the underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction compared to any alternative business strategy or transaction in which MagStar might engage.

Craig-Hallum Capital Group LLC, as a customary part of our investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes.  We will receive a fee from MagStar for providing this opinion.  This opinion fee is not contingent upon the consummation of the Transaction. MagStar has also agreed to indemnify us against certain liabilities in connection with our services.

In connection with our review of the Reverse Split, and in arriving at our opinion, we have:

1.               reviewed the draft dated October 3, 2007 of Schedule 13E-3;

2.               reviewed and analyzed certain publicly available financial and other data with respect to MagStar;

3.               reviewed and analyzed certain financial forecasts for MagStar prepared by the management of MagStar;

4.               reviewed and analyzed certain internal financial information of MagStar, prepared by the management of MagStar;

5.               discussed the past and present operations and financial condition and prospects of MagStar with senior management of MagStar;

6.               reviewed the historical prices and trading activity for MagStar common stock and analyzed its implied valuation multiples;

7.               compared the financial performance of MagStar with that of certain other publicly traded companies deemed by us to be comparable;

8.               reviewed publicly available financial data on certain merger and acquisition transactions involving companies operating in industries deemed by us to be comparable to MagStar;

9.               reviewed certain publicly available financial and stock price data for reverse stock split transactions;

10.         performed a discounted cash flow analysis of MagStar, based on estimates of projected financial performance prepared by the management of MagStar; and

11.         performed such other analyses and considered such other factors as we deemed appropriate

We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided by MagStar or otherwise made available to us and have not assumed responsibility independently to verify such information.  We have further relied upon the assurances of MagStar that the information provided has been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial forecasts, reflects the best currently available estimates and judgment of MagStar management and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading.  We express no opinion regarding such financial forecast or the assumptions on which it is based.  Without limiting the generality of the foregoing, in arriving at our opinion we relied on MagStar management’s assumptions regarding cost savings and other pro forma effects anticipated to result from the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (contingent or otherwise) of MagStar and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of MagStar.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.  We are not expressing any opinion herein as to the price at which shares of common stock of MagStar have traded or may trade following announcement or consummation of the Transaction or at any future time.  We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update or revise this opinion.  Our opinion addresses solely the Consideration payable to the Cashed-Out Holders and does not address any other term or agreement relating to the Transaction.  We did not consider any benefits that may inure to any shareholder of MagStar as a result of the Transaction or any related transactions other than in such party’s capacity as a Cashed-Out Holder of common stock of MagStar.

This opinion is solely for the benefit of the Special Committee of the Board of Directors of MagStar in connection with its consideration of the Transaction.  This opinion shall not be relied upon, published or otherwise used by any other persons for any other purposes, nor shall any public references to us be made, without our prior written consent, except that this opinion may, if required by law, be included in its entirety in any filing made by MagStar with the Securities and Exchange Commission in connection with the Transaction. With your consent and at your direction, we have assumed the Transaction does not involve a change of control under applicable state law.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the Cashed-Out Holders in the Reverse Split is fair, from a financial point of view, to such Cashed-Out Holders.

Very truly yours,

CRAIG-HALLUM CAPITAL GROUP LLC